UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-35072

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ATLANTIC COAST FINANCIAL CORPORATION

4655 Salisbury Road, Suite 110

Jacksonville, Florida 32256

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

Jacksonville, Florida

FINANCIAL STATEMENTS

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Audit Committee

Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Jacksonville, Florida

June 29, 2015

Certified Public Accountants

1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Audit Committee

Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2013. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP

Vienna, Virginia

June 27, 2014

2.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
ASSETS

Investments, at fair value	$4,490,523	$4,379,461
Cash and cash equivalents	1,822	33,967
Receivables:
Notes receivable from participants	227,191	248,688
Net assets available for benefits, at fair value	4,719,536	4,662,116

Adjustments from fair value to contract value for fully benefit-responsive contracts	(21,206)	(6,310)

Net assets available for benefits	$4,698,330	$4,655,806

See accompanying notes to financial statements.

3.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$234,682
Interest and dividends	961
Net investment income	235,643

Interest income on notes receivable from participants	9,828
Transfer of plan assets	8,792

Contributions:
Employer	120,515
Participants	385,805
Rollovers	5,301
Total contributions	511,621
Total additions	765,884

Deductions from net assets attributed to:
Benefits paid to participants	687,408
Administrative expenses	35,952
Total deductions	723,360

Net increase in net assets available for benefits	42,524
Net assets available for benefits, beginning of year	4,655,806
Net assets available for benefits, end of year	$4,698,330

See accompanying notes to financial statements.

4.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Copies of the Plan agreement are available from the Plan administrator.

General: The Plan, established on January 1, 1994, is a defined contribution 401(k) plan for the benefit of substantially all employees of Atlantic Coast Bank (the Employer, the Company, the Bank or the Plan Sponsor) who serves as Plan administrator and controls and manages the operation and administration of the Plan. Reliance Trust Company serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company provided matching contributions equal to 50 percent of compensation up to 6 percent for the year ended December 31, 2014. Matching contributions are subject to change as determined by the Company’s board of directors. On behalf of each eligible participant a discretionary contribution may also be made by the Company. There were no discretionary contributions for 2014.

Eligibility: Employees are eligible to enroll in the Plan after 3 consecutive months of employment. A participant’s entry into the Plan is effective in the calendar month coinciding with or next following the date the employee satisfies the eligibility requirements.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and any allocations of (a) the Employer’s matching contribution (b) the Plan’s earnings and (c) forfeitures. Additionally, each participant’s account may be charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Employer’s matching and discretionary contribution and the earnings thereon is based on years of credited service.

One year credited service is received when the participant works at least 1,000 hours within the Plan year. A participant is 20% vested after two years, 40% vested after three years, 60% vested after four years, 80% vested after five years, and 100% vested after six years of credited service. A participant also becomes 100% vested in the employer contributions and earnings thereon credited to their account upon death, approved disability or reaching the Plan’s normal retirement age (60) while employed.

(continued)

5.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

 NOTE 1 - DESCRIPTION OF PLAN (continued)

Forfeitures: The non-vested portion of terminated participant accounts plus earnings thereon are considered forfeited and can be used by the Plan to reduce the amount of future employer contributions to the Plan or reallocated to participants at the Plan Sponsor’s discretion.

At December 31, 2014 and 2013, forfeited accounts totaled $12,812 and $19,976, respectively. During the year ended December 31, 2014, $18,853 of forfeitures were used to reduce employer contributions.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. Participants may change the amount they contribute once per quarter. Participants may change the allocation of their contributions to the various investment funds daily.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Interest rates ranged from 4.25% to 7.00% as of December 31, 2014. The loans are secured by the balance in the participant’s account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans. The interest rate remains unchanged for the duration of the loan. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits: Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59½, death or disability. In the event of death or permanent disability, participants become fully vested.

Expenses: Certain administrative expenses are paid by the Plan Sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(continued)

6.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Uncertainty in Income Taxes: Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Payment of Benefits: Benefits are recorded when paid.

Recent Accounting Pronouncement: There have been no recently issued accounting pronouncements during the year ended December 31, 2014 that are expected to have a material effect on the Plan’s financial statements.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Employer contributions are accrued in the period in which they become obligations of the Employer, and the amount is determined in accordance with the provisions of the Plan. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties: The Plan provides for various investment options in collective trust funds, certificate of deposits, and the unitized stock fund of the Employer’s parent company, Atlantic Coast Financial Corporation (ACFC). ACFC is traded on the NASDAQ global market. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2014 and 2013, 10.8% and 11.0%, respectively, of the Plan’s net assets available for benefits were invested in ACFC common stock.

Cash and Cash Equivalents: Money market funds are classified as cash and cash equivalents on the statement of net assets available for benefits and are reported at carrying amount.

Notes Receivable from Participants: Participant loans are classified as notes receivable from participants on the statement of net assets available for benefits and are reported at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(continued)

7.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. U.S. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities and gives the lowest priority to unobservable inputs. The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Investments measured at fair value on a recurring basis are summarized below at December 31, 2014:

	Level 1	Level 2	Total

Company stock account, categorized by the nature of underlying investments:
Stock fund	$505,389	$-	$505,389
Collective trust funds, categorized by the nature of underlying investments:
Commingled equity funds	-	1,721,489	1,721,489
Equity index funds	-	366,380	366,380
Blended index funds	-	116,752	116,752
Commingled fixed funds	-	625,217	625,217
Short-term investment funds	-	493,814	493,814
Stable value fund	-	661,482	661,482
Total investments	$505,389	$3,985,134	$4,490,523

 (continued)

8.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

Investments measured at fair value on a recurring basis are summarized below at December 31, 2013:

	Level 1	Level 2	Total
Company stock account, categorized by the nature of underlying investments:
Unitized stock fund	$510,414	$-	$510,414
Certificate of deposit	-	36,736	36,736
Collective trust funds, categorized by the nature of underlying investments:
Commingled equity funds	-	1,682,461	1,682,461
Equity index funds	-	362,178	362,178
Blended index funds	-	138,880	138,880
Commingled fixed funds	-	551,219	551,219
Short-term investment funds	-	577,383	577,383
Stable value fund	-	520,190	520,190
Total investments	$510,414	$3,869,047	$4,379,461

The following descriptions of the valuation methods and significant assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Stock fund: Investments in the stock fund are stated at fair value based on market value of the stock as obtained from quoted market prices on a nationally recognized exchange (Level 1).

Certificate of deposit accounts: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2).

Collective trust funds - Commingled Equity Funds: The fair values of participation units held in collective trusts-commingled equity funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts-commingled equity funds vary, with some holding diversified portfolios of domestic stocks, international stocks, some holding short-term and/or medium-term corporate, government and government agency bonds, mutual funds and collective investment funds.

Collective trust funds - Equity Index Funds: The fair values of participation units held in collective trusts - equity index funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts - equity index funds vary, the collective trusts - equity index funds invest in various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.

 (continued)

9.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

Collective trust funds - Blended Index Funds: The fair values of participation units held in collective trusts - blended index funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts - blended index funds vary, the collective trusts - blended index funds invest in various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.

Collective trust funds - Commingled Fixed Funds: The fair values of participation units held in collective trusts - commingled fixed funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts - commingled fixed funds vary; the collective trusts - commingled fixed funds invest in U.S. Government and agency obligations, corporate and government debt instruments, repurchase agreements and various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.

Collective trust funds - Short Term Investment Fund: The fair values of participation units held in collective trusts - short term investment fund is based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts - short term investment fund is to provide safety of principal, daily liquidity, and a competitive yield, the collective trusts-short term investment fund invests in U.S. Government and agency obligations, corporate and government debt instruments and repurchase agreements.

Collective trust funds - Stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2). The fund invests in debt instruments, U.S. Government obligations, insurance company investment contracts, conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. It is the Trustee’s intent to provide all participant-directed withdrawals at contract value, and to honor all such requests as soon as reasonably practicable, subject to the competing option restriction which states that participants may not directly transfer their interest in the fund to a plan investment option determined by the Trustee to be a competing investment option.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis with respect to fully benefit-responsive investment contracts.

 (continued)

10.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

The Reliance Trust Company Stable Value Fund (the Reliance Stable Value Fund), which is a current investment option, and the Invesco/Pentegra Stable Value Fund (the Invesco Stable Value Fund), which was an investment option from January 1, 2014 through March 26, 2014, are fully benefit-responsive investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth additional disclosures of Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2014 and 2013:

	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
At December 31, 2014:
Commingled equity funds	$1,721,489	$-	Daily	None
Equity index funds	366,380	-	Daily	None
Blended index funds	116,752	-	Daily	None
Commingled fixed funds	625,217	-	Daily	None
Short-term investment funds	493,814	-	Daily	None
Stable value fund	661,482	-	Immediate	None
Total	$3,985,134

At December 31, 2013:
Commingled equity funds	$1,682,461	$-	Daily	None
Equity index funds	362,178	-	Daily	None
Blended index funds	138,880	-	Daily	None
Commingled fixed funds	551,219	-	Daily	None
Short-term investment funds	577,383	-	Daily	None
Stable value fund	520,190	-	Immediate	None
Total	$3,832,311

 NOTE 4 - INVESTMENTS

Stable Value Funds: The average yield on the Reliance Stable Value Fund was 5.17% for the year ended December 31, 2014. This yield represents the annualized earnings of the separate account investments in the fund, divided by the fair value of the fund contracts. The average yield adjusted to reflect the actual interest rates credited to participants in the Reliance Stable Value Fund was 2.49% for the year ended December 31, 2014. This yield represents the annualized earnings credited to participants in the fund contracts, divided by the fair value of the fund contracts.

 (continued)

11.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 4 - INVESTMENTS (continued)

The credit rating assigned to the issuer of each investment contract, in the Reliance Stable Value Fund, is currently an Aa3 rating. The Reliance Stable Value Fund’s interest crediting rate is based upon a formula determined by the issuer, but will not be less than zero. The rate is reset on a quarterly basis. Participant-directed withdrawals from the Reliance Stable Value Fund are paid at the contract value. However, if a withdrawal is made from a contract as a result of an employer or plan sponsor-initiated event or if a withdrawal is requested due to a complete or partial termination of the Plan participation in the Reliance Stable Value Fund before the contract ends, and the contract’s fair value equals or exceeds the guaranteed value, payment is made in an amount equal to the amount of the guaranteed value which is attributable to the Plan. If the contract’s fair value is less than its guaranteed value, the amount paid is equal to the guaranteed value reduced by the amount of the fair value deficit allocable to the Plan. The occurrence of an event which would limit the ability to transact at contract value is not probable.

Investment Concentration: Investments representing more than 5% of the net assets available for benefits at December 31, 2014 or 2013 are as follows:

	2014	2013
Investments at fair value:
Collective trust funds:
Reliance Trust Company Stable Value Fund (contract value of $640,276 in 2014)	$661,482	$-
State Street Bank and Trust Company/SSgA S&P MidCap Index Fund	587,492	573,579
State Street Bank and Trust Company/SSgA Short-term Investment Fund	493,814	577,383
State Street Bank and Trust Company/SSgA NASDAQ 100 (1)	240,249	214,978
State Street Bank and Trust Company/SSgA Russell 1000 Growth Index Fund	235,541	-
Invesco/Pentegra Stable Value Fund (contract value of $513,880 in 2013)	-	520,190

Investments at fair value as determined by quoted market price:
Atlantic Coast Financial Corporation stock fund	505,389	510,414

(1) Fund was less than 5% of net assets in 2013.

At December 31, 2014 and 2013, the Plan held 127,356 and 112,392 shares, respectively, of ACFC common stock.

Investment Appreciation and Depreciation: During 2014, the Plan’s investments, including gains and losses on investments bought, sold and held during the year, changed in value as follows:

Appreciation/(Depreciation)
Collective trust funds	$289,293
Atlantic Coast Financial Corporation stock fund	(54,611)
Total	$234,682

 (continued)

12.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Employer on behalf of the Plan. During 2014, fees of $32,122 were paid by the Plan to The Reliance Trust Company, trustee of the Plan, which represent party-in-interest transactions.

Party-in-interest assets held by the Plan at December 31, 2014 include, at fair value, the Reliance Stable Value Fund totaling $661,482, ACFC common stock totaling $505,389, and notes receivable from participants totaling $227,191.

Party-in-interest assets held by the Plan at December 31, 2013 include, at fair value, the Invesco Stable Value Fund totaling $520,190, ACFC common stock totaling $510,414, notes receivable from participants totaling $248,688, and Atlantic Coast Bank Certificates of Deposit totaling $36,736. There were no dividends received for 2014 from the Atlantic Coast Financial Corporation common stock.

NOTE 6 - INCOME TAX STATUS

The Plan is currently maintained on a prototype plan, which received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008. The opinion letter stated that the form of the Plan is acceptable under section 401 of the IRC, and therefore the related trust is tax exempt.  The Plan administrator has determined the Plan is eligible and has chosen to rely on the current prototype plan opinion letter from the IRS. The Plan was amended after the date of the opinion letter, however, Plan management believes that the Plan is currently being operated in accordance with the IRC.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants would become 100 percent vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

NOTE 8 – OTHER MATTERS

The Plan Sponsor had incurred recurring losses from operations from through the end of 2013 which resulted in the Bank entering into a consent order, dated August 10, 2012 (the Order) with the Office of the Comptroller of Currency (the OCC), the Bank’s primary regulator. The Order with the OCC was still in effect as of December 31, 2014 and required, among other matters, that the Bank achieve and maintain a total risk based capital ratio of 13.00% of risk weighted assets and a Tier 1 capital ratio of 9.00% of adjusted total assets. As of December 31, 2014 these ratios were 17.64% and 10.35%, respectively. On March 26, 2015, the OCC terminated the Order between the OCC and the Bank. The Plan’s management believes that ACFC will continue as a going concern and, therefore, the Plan will continue as a going concern.

13.

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of Plan Sponsor:	Atlantic Coast Bank
Employer Identification Number:	58-0570960
Three-digit Plan Number:	003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Collective Trust Funds
(1)	Reliance Trust Company/MetLife	Reliance Trust Company Stable Value Fund, at contract value	(2)	$640,276
	State Street Bank & Trust Co.	S&P MidCap Index Fund	(2)	587,492
	State Street Bank & Trust Co.	Short Term Investment Fund	(2)	493,814
	State Street Bank & Trust Co.	Nasdaq 100	(2)	240,249
	State Street Bank & Trust Co.	Russell 1000 Growth Fund	(2)	235,541
	State Street Bank & Trust Co.	S&P 500 Flagship Index	(2)	209,041
	State Street Bank & Trust Co.	Russell 1000 Value Fund	(2)	206,745
	State Street Bank & Trust Co.	Russell 2000 Index Fund	(2)	195,828
	State Street Bank & Trust Co.	REIT Index	(2)	154,974
	State Street Bank & Trust Co.	Target Retirement 2035	(2)	143,797
	State Street Bank & Trust Co.	Moderate Strategic Balanced Fund	(2)	134,536
	State Street Bank & Trust Co.	Aggressive Strategic Balanced Fund	(2)	131,801
	State Street Bank & Trust Co.	Target Retirement 2015	(2)	106,795
	State Street Bank & Trust Co.	Conservative Strategic Balanced Fund	(2)	100,007
	State Street Bank & Trust Co.	Daily EAFE Index	(2)	98,364
	State Street Bank & Trust Co.	Target Retirement 2025	(2)	96,425
	State Street Bank & Trust Co.	US Long Treasury Index	(2)	87,273
	State Street Bank & Trust Co.	Passive Bond Market Index	(2)	29,479
	State Street Bank & Trust Co.	Target Retirement 2030	(2)	23,997
	State Street Bank & Trust Co.	Target Retirement 2045	(2)	22,038
	State Street Bank & Trust Co.	Target Retirement 2020	(2)	11,488
	State Street Bank & Trust Co.	Target Retirement 2010	(2)	11,245
	State Street Bank & Trust Co.	Target Retirement 2050	(2)	1,264
	State Street Bank & Trust Co.	Target Retirement 2040	(2)	928
	State Street Bank & Trust Co.	Target Retirement 2055	(2)	495
	State Street Bank & Trust Co.	Target Retirement Income	(2)	36
	Total Collective Trust Funds			3,963,928

Common Stock
(1)	Atlantic Coast Financial Corporation	Stock Fund	(2)	505,389

Cash and Cash Equivalents
	Federated Investment Management Co.	Money Market Fund, interest rate of 0.01%	(2)	1,822

Notes Receivable From Participants
(1)	Atlantic Coast Bank	Interest rates ranging from 4.25% to 7.00%, maturities ranging from 1/30/2015 to 2/8/2020	(2)	227,191
	Total			$4,698,330

(1) Denotes party-in-interest.

(2) Investment is participant-directed, therefore historical cost is not required.

14.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 29, 2015	By:	/s/ Tracy L. Keegan
Tracy L. Keegan
Executive Vice President and Chief Financial Officer
Atlantic Coast Bank

15.

INDEX TO EXHIBITS

Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number	SEC File No.	Filed Herewith
23.1	Consent of Dixon Hughes Goodman LLP	__	__	__	__	X
23.2	Consent of McGladrey LLP	__	__	__	__	X

16.